Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Nine
	Months
	Ended
	September	Year Ended December 31,
	30, 2008	2007	2006	2005	2004	2003
	(Dollars in thousands, except ratios)
Income before income taxes and cumulative effect of change in accounting principle, but after minority interest	302,730	1,057,634	985,916	767,413	635,067	487,846

Add:

Portion of rents representative of the interest factor	5,360	7,146	6,449	5,810	5,594	6,258

Interest expense	64,391	88,996	92,522	85,926	66,423	54,733

Income as adjusted	372,481	1,153,776	1,084,887	859,149	707,084	548,837

Fixed charges:

Interest expense	64,391	88,996	92,522	85,926	66,423	54,733
Portion of rents representative of the interest factor	5,360	7,146	6,449	5,810	5,594	6,258

Total	69,751	96,142	98,971	91,736	72,017	60,991

Ratio of Earnings to Fixed Charges	5.3	12.0	11.0	9.4	9.8	9.0

(1)	No preferred stock dividends were paid during the periods set forth in this table.